Exhibit 8

[Form of Opinion & Consent of Patton Boggs LLP

as to Certain Federal Income Tax Matters]

[Patton Boggs LLP letterhead]

Patton Boggs LLP

(202)457-6000

Board of Directors

First Place Financial Corp.

185 East Market Street

Warren, Ohio 44481

Board of Directors

Franklin Bancorp, Inc.

24725 West Twelve Mile Road

Southfield, Michigan 48034

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the merger between First Place Financial Corp., a Delaware corporation (“First Place”) and Franklin Bancorp, Inc., a Michigan corporation (“Franklin”), as described herein.

We have acted as counsel to First Place in connection with the proposed merger of Franklin with and into First Place (the “Merger”) pursuant to the terms of the Agreement and Plan of Merger dated as of November 10, 2003 (the “Merger Agreement”) by and among each of First Place and Franklin, each as described in the Registration Statement on Form S-4 filed by First Place with the Securities and Exchange Commission (the “Registration Statement”). Immediately following the Merger, First Place will cause the merger of First Place Bank, a federally chartered stock savings bank and a wholly-owned subsidiary of First Place (“First Place Bank”), and Franklin Bank N.A., a federally-chartered national bank and a wholly-owned subsidiary of Franklin (“Franklin Bank”), such that Franklin Bank will merge with and into First Place Bank with First Place Bank as the surviving corporation (the “Bank Merger”). This opinion is being rendered as required by Section 7.01(f) of the Merger Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Merger Agreement.

In connection with our opinion, we have examined originals or copies, certified or otherwise and identified to our satisfaction, of the Merger Agreement, the Bank Merger Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In our examination, we have assumed (i) the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies, (ii) each document reviewed by us has been or will be fully executed and delivered in substantially the same form, is or will be in full force and

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effect and has not been and will not be amended or modified in any respect, (iii) all parties to the documents at all times had and will have full corporate power, authority and capacity to enter into, execute and perform all obligations under those documents and to observe and perform the terms and conditions thereof and (iv) the factual matters, statements and recitations contained in the documents are accurate, true and complete. In rendering our opinion, we have also relied upon certain assumptions and written representations by each of First Place, First Place Bank, Franklin and Franklin Bank.

In rendering our opinion, we have also considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax free reorganization under Section 368(a)(1)(A) of the Code and will have the following federal income tax consequences to each of First Place, Franklin and the Franklin shareholders.

1.	No gain or loss will be recognized by First Place or Franklin as a result of the Merger.

2.	Franklin stockholders receiving solely First Place common stock in exchange for their shares of Franklin common stock pursuant to the Merger will not recognize gain or loss on the exchange. However, if any Franklin stockholder receives cash in lieu of a fractional share of First Place common stock, the Franklin stockholder will be treated as receiving a fractional share of First Place common stock in the Merger and having immediately exchanged that fractional share for cash in a taxable exchange with First Place.

3.	Franklin stockholders receiving solely cash in exchange for their shares of Franklin common stock pursuant to the Merger will recognize gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s tax basis in the shares surrendered. If a Franklin stockholder is treated under the Code as a constructive owner of shares of First Place common stock following the Merger or is the owner of First Place common stock following the Merger, any gain recognized by such stockholder could be taxed as a dividend for federal income tax purposes to the extent of such shareholder’s ratable share of Franklin’s accumulated earning and profits.

4.	Franklin stockholders receiving First Place common stock and cash consideration in exchange for their shares of Franklin common stock will recognize gain, but not loss, to the extent of the lesser of the gain realized (equal to the value of the First Place

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common stock received plus the amount of any cash received less such shareholder’s aggregate tax basis in the Franklin common stock surrendered) by the stockholder in the exchange or the amount of cash received by the stockholder in the exchange. Any gain recognized could be taxed as a dividend for federal income tax purposes to the extent of a shareholder’s ratable share of Franklin’s accumulated earnings and profits.

5.	The adjusted tax basis of the First Place common stock received and any fractional shares deemed received by a Franklin stockholder in the Merger will be equal to the tax basis of the Franklin common stock exchanged pursuant to the Merger, reduced by the amount of any gain recognized by such stockholder other than gain attributable to fractional shares.

6.	The holding period of First Place common stock received by a Franklin stockholder will include the period during which the surrendered shares were held.

Except as specifically set forth above, no other opinion is expressed as to the tax consequences to any party to the Merger or any other transactions related to or occurring in connection with the Merger or otherwise. No other opinion is expressed under federal, state, local or foreign law. The opinion expressed herein is rendered as of the Effective Date of the Merger. We assume no obligation to update or supplement our opinion to reflect any change or modification of the facts or circumstances that may hereafter come to our attention or any change in law that may hereafter become effective.

This opinion is being furnished only to First Place, Franklin and the Franklin shareholders in connection with the Merger and solely for their benefit in connection therewith and may not be used or relied upon for any other purpose and may not be circulated, quoted or otherwise referenced for any other purpose whatsoever without our express written consent. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement filed by First Place and references to our opinion in the First Place Registration Statement and Proxy Statement/Prospectus attached thereto and the inclusion of our opinion in certain bank regulatory filings in connection with the Merger.

Sincerely,

GJS/SPC